[Letterhead of Holme Roberts Owen LLP]

May 15, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                               Registration Statement on Form 10 of ICO Global Communications (Holdings) Limited

Dear Gentlemen and Ladies:

On behalf of ICO Global Communications (Holdings) Limited, a Delaware corporation (the “Company”), transmitted herewith for filing by EDGAR is a Registration Statement on Form 10 (the “Registration Statement”) for the purpose of registering the Company’s Class A common stock (the “Common Stock”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is registering the Common Stock pursuant to Section 12(g) on a voluntary basis. The Company plans to file an amendment to the Registration Statement as soon as practicable after completion of the review of the interim financial statements to be included in the amendment, as required by Rule 3-12 of Regulation S-X, and, in any case, prior to the Registration Statement going effective. Please note that the Company is seeking confidential treatment for portions of two agreements included as exhibits to the Registration Statement. The Company has separately filed an application for confidential treatment pursuant to Rule 24b-2 of the Exchange Act.

The Company is applying to have the Common Stock listed on The NASDAQ National Market. Over the last several years, the Common Stock has been trading in the over-the-counter market. Based on the last bid quotation reported on May 10, 2006, the market capitalization of the Company is approximately $1.1 billion.

Please feel free to contact Garth Jensen of Holme Roberts & Owen LLP, at (303) 866-0368, or David C. Baca of Davis Wright Tremaine LLP, at (503) 778-5306, or Paul B. Bifford of Davis Wright Tremaine LLP, at (206) 628-7643, with any questions or comments.

Very truly yours,

/s/ Garth B. Jensen

Garth B. Jensen

cc:	J. Timothy Bryan
Dennis Schmitt
David C. Baca
Paul B. Bifford